January 7, 2025
Mr. David Matthews
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 394 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 Sarmaya Thematic ETF
Dear Mr. Matthews:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Sarmaya Thematic ETF, a proposed new series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example in the response letter. Please confirm if there are any fee waivers, reimbursements, or recoupment obligations and if so, please disclose the details in a footnote to the fee table.
Response: The Registrant has provided the completed fee table and expense example as part of this response – see Exhibit A. The Registrant confirms that there will not be any fee waivers, reimbursements, or recoupments related to the Fund.
Comment 3:Confirm the extent to which the Fund may borrow money or engage in short sales during the first year of operations and, if applicable, update the fee table to include expenses associated with such short sales.
Response: The Registrant’s current disclosure in the Principal Investment Strategies section indicates the Fund’s short exposure will be through investments in inverse ETFs. The Registrant further indicates that the Fund does not intend to short securities directly during the first year of operations or borrow money for investment purposes. Based on the above information, the Registrant has not made any changes to its fee table to disclose short selling related expenses.
Comment 4:Please further explain or provide clarifying examples of the following terms, phrases, or concepts used in the description of the Fund’s principal investment strategies to aid an investor’s understanding:
1.Is “market cycle” referred to in the first paragraph of the Principal Investment Strategies section the same as the “market theme” referred to in the third paragraph of that section?;
2.New secular regime;
3.Structural consolidation from a prior theme high;
4.Macro investment theme (provide example of theme and potential sub-themes); and
5.Consider adding a brief explanation for the following terms: price-to-earnings ratio, earnings per share, profit margin, return on equity, relative value to peers, and debt-equity ratio.
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

Response: The Registrant will address each item below in the order presented above.
1.No, “market cycle” is a recurring pattern that occurs in the stock market as stock prices rise and fall over time and it is defined as the period between two major lows for the market. “Market theme” refers to the market sector(s), asset classes or regions that are poised for future growth through a market cycle.
2.New secular regime – refers to a new secular trend driven by fundamental changes in the economy. These changes may involve changes in consumer behavior, demographic changes, or the development of new technology.
3.Structural consolidation from a prior theme high refers to what happens to an industry after a major downturn. Companies may go out of business or merge with competitors to begin the recovery process.
4.Macro investment theme – Examples of such themes include high inflation in the 1970s, which led to a period of outperformance of gold and oil-related investments, a period of outperformance by Japanese-related investments in the 1980s, and a period of significant outperformance in technology/internet-related companies in the 1990s.
5.The Registrant respectfully declines to add a brief explanation of each of the noted terms. The Registrant believes investors and potential investors understand these financial factors.
The Registrant has updated its Principal Investment Strategies discussion to explain further the terms, concepts, or phrases noted in 1-4 above. See Exhibit B.
Comment 5:If practicable, please clarify how many macro investment themes the Fund expects to pursue in its investment selection at any given time and how often it expects its market themes to change, resulting in portfolio turnover.
Response: The Registrant does not believe it is practicable to state the number of macro investment themes it expects to pursue at any given time. The macro investment themes will be selected based on the Sub-Adviser’s view of the macroeconomic and market framework of valuations, future growth prospects, economic growth outlook, monetary and fiscal policy outlook, and inflation or disinflation outlook, which may change over time. The Registrant notes that it currently discloses that a macro theme typically lasts approximately 5 to 10 years, which addresses the frequency of market theme changes portion of the comment.
Comment 6:Please revise the sentence in the third paragraph on page 2 of the Principal Investment Strategies section to more clearly articulate the Fund’s commodity exposure.
Response: The Registrant has revised the noted paragraph to address this comment. Please see Exhibit B.
Comment 7:In the Principal Investment Strategies section, please consistently refer to investments in other registered investment companies that provide exposure to commodities as exchange-traded funds and for investments in non-investment companies (statutory trusts) that provide commodity exposure as exchange-traded products. Distinguish between ETFs and ETPs when describing the investments and the associated risks.
Response: The Registrant has revised the Principal Investment Strategies section to address this comment. In addition, the Registrant has added risk information on exchange-traded notes and debt securities to its Principal Investment Risks section and provided more explanatory information to the ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES section on its investments in ETPs. Please see Exhibit B.
Comment 8:If applicable, in the Principal Investment Strategies section, please disclose if the Fund’s investments in ETFs and/or ETPs will provide exposure to bitcoin, Ethereum, and other crypto assets. If these investments will provide such exposure, specify which crypto assets may have exposure to, how exposure will be obtained, and the associated risks of such exposure.
Response: The Fund may at times have limited exposure to one or more Bitcoin ETPs. The Registrant does not expect this exposure (if any) to be significant at the Fund’s start of operations and, as a result, the Registrant has elected to rely on its current disclosure related to these investments that is included in the SAI.

Comment 9:Please consider moving the fourth paragraph from the Additional Information About the Fund’s Investment Objective and Principal Investment Strategies section to the Principal Investment Strategies section.
Response: The Registrant has elected not to move the entire fourth paragraph to the Principal Investment Strategies section. However, the Registrant has added an example taken from the noted paragraph to the Principal Investment Strategies section.
Comment 10:Consider adding “New Sub-Adviser Risk” to the Principal Investment Risks section of the prospectus.
Response: The Registrant has added the following risk to the Principal Investment Risks section of the prospectus.
New Sub-Adviser Risk. The Sub-Adviser has no experience managing ETFs, which may limit the Sub-Adviser’s effectiveness. However, the Fund’s portfolio manager does have prior experience managing ETFs, which may alleviate this risk.
Comment 11:Supplementally confirm that the sub-adviser is properly registered with the SEC as of the Amendment’s effective date.
Response: The Registrant confirms that Sarmaya Partners, LLC (the “Sub-Adviser”) will be registered with the SEC as of the Amendment’s effective date.
Comment 12:In the Fund Management section of the prospectus, please explain how the financial support process works between the Fund Sponsor and the Adviser.
Response: The Registrant is respectfully declining to make any changes to address this comment because it believes the current disclosure in the Fund Management section states how the financial support process works. Currently, the disclosure states that the Fund Sponsor (which is also the Sub-Adviser) is obligated to reimburse the Adviser if the amount of the unitary management fee is less than the Fund’s operating expenses and the Adviser-retained amount.
Comment 13:Please review the conditions of Trust’s manager of managers order and revise the Fund’s name to comply with the order.
Response: The Registrant notes that the Staff provided this comment with respect to Post-Effective Amendment No. 363. Please refer to the Trust’s correspondence dated October 10, 2024 (Accession No. 0001592900-24-002031 and October 15, 2024 (Accession No. 0001592900-24-002037).
Comment 14:As it relates to the Fund’s fundamental investment policy on concentration, please explain how the Fund will treat its investments in ETFs and/or ETPs.
Response: The Registrant has revised the SAI to include the italicized disclosure in its discussion on concentration.
For purposes of applying the limitation set forth in the concentration policy, the Fund, with respect to its equity holdings, may use the FactSet Revere Business Industry Classification System, Standard Industrial Classification (SIC) Codes, North American Industry Classification System (NAICS) Codes, MSCI Global Industry Classification System, FTSE/Dow Jones Industry Classification Benchmark (ICB) system or any other reasonable industry classification system (including systems developed by the Adviser and/or the Sub-Adviser) to identify each industry. Securities of the U.S. government (including its agencies and instrumentalities), tax-exempt securities of state or municipal governments and their political subdivisions (and repurchase agreements collateralized by government securities) are not considered to be issued by members of any industry. With respect to the Fund’s investments in unaffiliated investment companies, the Fund will consider its entire investment in any investment company with a policy to concentrate, or having otherwise disclosed that it is concentrated, in a particular industry or group of related industries as being invested in such industry or group of related industries. If the Fund invests in an affiliated investment company, it will consider the underlying holdings of the affiliated investment company for purposes of complying with the Fund’s concentration policy. With respect to the Fund’s investment in non-investment company exchange-traded products that hold commodities, the Fund will treat that commodity as its own industry for purposes of complying with the Fund’s concentration.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Partner

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.15%
Total Annual Fund Operating Expenses	0.90%
1 Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year. “Acquired Fund Fees and Expenses” (“AFFE”) are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$92	$287

EXHIBIT B
PRINCIPAL INVESTMENT STRATEGIES
The Fund is an actively managed exchange-traded fund (“ETF”) that will invest primarily in domestic and foreign equity securities of companies considered by Sarmaya Partners, LLC, the sub-adviser to the Fund (the “Sub-Adviser”), to reflect an emerging or prevailing market theme. The Sub-Adviser defines “emerging or prevailing market theme” as market sectors, asset classes, or regions that are believed to be poised for future growth through the market cycle (i.e. the period of time between two major lows for a market).
The Sub-Adviser’s investment process is macro-focused, looking to generate value through its active management of the Fund’s portfolio across various emerging or prevailing market themes. The Sub-Adviser believes these market themes typically result from major macroeconomic shifts, new secular regimes (i.e., a new secular trend driven by fundamental changes in the economy), or eras of innovation and are typically born in areas of the market that have been underappreciated or ignored for a prolonged period, likely because of a structural consolidation from a prior theme high (i.e., the period that follows a market theme downtrend where companies begin to show signs of recovery). For example, the emerging and prevailing market theme during the 1990s involved the significant outperformance in technology/internet related companies.
The Sub-Adviser’s investment process begins by using proprietary analysis to identify an emerging or prevailing market theme using the macroeconomic and market framework of valuations, future growth prospects, economic growth outlook, monetary and fiscal policy outlook, and inflation or disinflation outlook. The Sub-Adviser generally expects a market theme to last approximately five to ten years. These themes are developed and driven by the direction and impact of the business cycle (i.e., the increase and decrease of economic activity over time), market, macroeconomic monetary and fiscal policy, and inflation or disinflationary forces. Based on the Sub-Adviser’s assessment of market conditions, the market themes will change over time, resulting in potentially significant shifts in the Fund’s portfolio holdings/allocations.
Once the macro investment theme has been identified, the Sub-Adviser then seeks to determine what, if any, sub-themes exist that have the potential to benefit from the macro theme. Companies identified by the Sub-Adviser as being economically involved in the macro theme and any correlated sub-themes will be evaluated for potential investment.
The Sub-Adviser will apply traditional fundamental analysis to identify companies operating within these themes that it believes are positioned to perform well. This process involves a review of several factors, including, but not limited to, a company’s price-to-earnings ratio, earnings per share, profit margin, return on equity, relative value to peers, and debt-equity ratio, and is designed to identify companies that are trading below their intrinsic value (i.e., the company’s value as determined by the Sub-Adviser) and/or may be currently out of favor with investors. The Sub-Adviser also searches for companies within these themes that offer earnings growth, opportunity for price/earnings multiple expansion, and the best combination of quality criteria such as strong market share, good management, high barriers to entry, and high return on capital.
When selecting investments for the Fund, the Sub-Adviser seeks to balance the Fund’s exposure to the largest, highest quality companies (i.e., low beta stocks) with the smaller, higher beta companies believed to offer strong return potential. Beta is a measure of a company’s volatility relative to the market. High beta stocks are generally considered to be riskier than low beta stocks.
The Sub-Adviser will seek to identify 25 to 35 ~~equity~~ holdings for the Fund, which may include investments in other exchange-traded products (“ETPs) that provide either exposure to the desired asset class, sector, region and/or country or provide a potential hedge against certain market risks (e.g., inflation) identified by the Sub-Adviser. The Fund’s investments in ETPs may include ETFs, exchange-traded commodity trusts, and exchange-traded notes (“ETNs”). The Fund’s portfolio generally will consist of domestic and foreign, including emerging market, equity securities across all market capitalizations (small, mid, and large), ~~commodities (e.g., broad commodities, gold, copper, silver, oil and natural gas, and other precious metals and minerals)~~and ETPs that provide such exposure.
The Sub-Adviser expects the Fund’s exposure to commodities will be through investments in other ETPs ~~exchanged-traded products~~. The Sub-Adviser’s investment selection criteria for other ETPs includes a review of its structure, relative performance among its peer group and the broader market (e.g., the S&P 500 Index), total operating expense ratio, assets under management, and liquidity. For more information on the Fund’s investments in ETPs, please see the section - ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE AND PRINCIPAL

INVESTMENT STRATEGIES. The Fund’s investments in foreign equity securities will be through depositary receipts (e.g., American Depositary Receipts (ADRs)) and/or ETFs that provide the desired foreign equity exposure. The Fund has no limit on the amount of assets it may invest in foreign securities. The decision to invest in a foreign security will be based on the Sub-Adviser’s investment analysis, as described above.
At times, the Fund may take short positions in one or more asset classes, sectors, or regions through its investment in inverse ETFs. For example, the Sub-Adviser may invest in inverse ETFs when it believes one or more asset classes, sectors, or regions are out of favor to gain short exposure to such asset class, sector, or region. The Fund will not short securities directly or invest in leveraged inverse ETFs.
PRINCIPAL INVESTMENT RISKS
Exchange-Traded Notes Risk. ETNs are unsecured, unsubordinated debt securities and an investment in an ETN exposes the Fund to the risk that an ETN’s issuer may be unable to pay. In addition, the the Fund will bear its proportionate share of the fees and expenses of the ETN, which may cause the Fund’s operating expenses to be higher and its performance to be lower.
Debt Securities Risks.
•Credit Risk. The financial condition of an issuer of a debt security or other instrument may cause such issuer to default, become unable to pay interest or principal due or otherwise fail to honor its obligations or cause such issuer to be perceived (whether by market participants, rating agencies, pricing services or otherwise) as being in such situations. The value of an investment in the Fund may change quickly and without warning in response to issuer defaults, changes in the credit ratings of the Fund’s portfolio investments and/or perceptions related thereto.
•Interest Rate Risk. Interest rate risk is the risk that fixed income securities will decline in value because of changes in interest rates. Fixed income securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations. Interest rate changes can be sudden and unpredictable, and the Fund may lose money as a result of movements in interest rates. Recent and potential future changes in monetary policy made by central banks or governments are likely to affect the level of interest rates.
•Prepayment Risk. The risk that the issuer of a debt security repays all or a portion of the principal prior to the security’s maturity. In times of declining interest rates, there is a greater likelihood that the Fund’s higher yielding securities will be pre-paid with the Fund being unable to reinvest the proceeds in an investment with as favorable a yield. Prepayments can therefore result in lower yields to shareholders of the Fund.
•Extension Risk. An issuer could exercise its right to pay principal on an obligation held by the Fund (such as a mortgage-backed security) later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and the Fund will also suffer from the inability to reinvest in higher yielding securities.
•Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security’s or instrument’s credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value.

ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES
The Fund’s investment objective is to seek to achieve long-term capital appreciation.
The Fund’s investment objective is a non-fundamental investment policy and may be changed without a vote of shareholders upon prior written notice to shareholders.
The Fund is an actively managed ETF that will invest primarily in domestic and foreign equity securities of companies considered by the Sub-Adviser to reflect an emerging or prevailing market theme. The Sub-Adviser defines “emerging or prevailing market theme” as market sectors, asset classes, or regions that are believed to be poised for future growth through the market cycle.
The Sub-Adviser’s investment process is macro-focused, looking to generate value through its active management of the Fund’s portfolio across various emerging or prevailing market themes. The Sub-Adviser believes these market themes typically result from major macroeconomic shifts, new secular regimes, or eras of innovation and are typically born in areas of the market that have been underappreciated or ignored for a prolonged period, likely because of a structural consolidation from a prior theme high. Examples of such themes include high inflation in the 1970s, which led to a period of outperformance of gold and oil-related investments; a period of outperformance by Japanese-related investments in the 1980s; and a period of significant outperformance in technology/internet-related companies in the 1990s. The emerging or prevailing market themes will change over time based on the Sub-Adviser’s assessment of market conditions. The Sub-Adviser generally expects a market theme to last approximately five to ten years.
The Fund may invest globally in any asset class or security and may at times have significant exposure to a single asset class. The Fund’s investments may include exchange-traded products that provide the desired investment exposures, The Fund may focus its investments in particular asset classes, sectors, regions, or countries, and in companies of any market capitalization, which allocations may change over time.
Exchange-Traded Products. The Fund may invest in one or more types of ETPs, which may include ETFs, exchange-traded commodity trusts, and ETNs.
Generally, the Fund’s investment in an ETP will subject the Fund to all of the risks associated with the assets or holdings of such ETP, as well as the general risks of investing in an ETP. For example, the Fund may invest in new ETPs or ETPs that have not yet established a deep trading market at the time of investment. Shares of such ETPs may experience limited trading volume and less liquidity, which may increase the spread (the difference between bid price and ask price) associated with the ETP’s share price. In addition, the market price of ETP shares may be more (i.e., a premium) or less (i.e., a discount) than the net asset value of the ETP shares and may not correlate to the market price of the ETP’s reference asset.
Exchange-Traded Funds. The Fund may invest in ETFs. ETFs are investment companies regulated pursuant to the 1940 Act and registered with the SEC that trade like stocks on a securities exchange at market prices rather than NAV. As a result, ETF shares may trade at a price greater than NAV (premium) or less than NAV (discount). When the Fund invests in an ETF it indirectly bears the fees and expenses charged by the ETF in addition to the Fund’s direct fees and expenses. Investments in ETFs also are subject to brokerage and other trading costs that could result in greater expenses for the Fund.
Exchange-Traded Commodity Trusts. The Fund may invest in exchange-traded commodity trusts. An exchange-traded commodity trust is a pooled investment vehicle that invests in physical commodities or commodity futures, and issues shares that trade on a securities exchange at a discount or premium to the value of the trust’s holdings. Investments in exchange-traded commodity trusts also are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. Exchange-traded commodity trusts are not investment companies registered under the 1940 Act. As a result, in connection with any such investments, the Fund will not have the protections associated with ownership of shares in an investment company registered under the 1940 Act. Exchange-traded commodity trusts generally are registered with the CFTC and subject to regulation pursuant to the CEA. Direct investments in exchange-traded commodity trusts, like investments in other commodities, may increase the risk that the Fund may not qualify as RIC under the Code. If the Fund fails to qualify as a RIC, the Fund will be subject to tax, which will reduce returns to shareholders. Such a failure will also alter the treatment of distributions to its shareholders.

Exchange-Traded Notes. The Fund may invest in ETNs. ETNs generally are senior, unsecured, unsubordinated debt securities issued by a sponsor, such as an investment bank. ETNs are traded on exchanges and the returns are linked to the performance of market indexes. In addition to trading ETNs on exchanges, investors may redeem ETNs directly with the issuer on a periodic basis, typically in a minimum amount of 50,000 units, or hold the ETNs until maturity. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in the underlying market, changes in the applicable interest rates, and economic, legal, political or geographic events that affect the referenced market. Because ETNs are debt securities, they are subject to credit risk. If the issuer has financial difficulties or goes bankrupt, the Fund may not receive the return it was promised. If a rating agency lowers an issuer’s credit rating, the value of the ETN may decline and a lower credit rating reflects a greater risk that the issuer will default on its obligation. There may be restrictions on the Fund’s right to redeem its investment in an ETN. There are no periodic interest payments for ETNs, and principal is not protected. The Fund’s decision to sell its ETN holdings may be limited by the availability of a secondary market.